UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of
October 2011

Fibria Celulose S.A.

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☑    Form 40-F   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes   ☐    No   ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

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(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

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(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-________.)

FIBRIA CELULOSE S.A.

CNPJ/MF no. 60.643.228/0001-21
NIRE 35.300.022.807
(a publicly held company)

MINUTES OF THE BOARD OF DIRECTORS’ EXTRAORDINARY MEETING
HELD ON OCTOBER 3rd, 2011

Date, time and place:  Held on October 3rd, 2011, at 4:00 p.m., by teleconference, at the Company’s headquarters at Alameda Santos, no. 1.357, 6th floor, in the City of São Paulo, State of São Paulo.

Call notice:  The call notice was waived, since all of the members of the Board of Directors were present.

Attendance:  All Board members were present: José Luciano Duarte Penido (Chairman of the Board); Alexandre Gonçalves Silva; Alexandre Silva D’Ambrósio; Armando Mariante Carvalho Junior; Eduardo Rath Fingerl; João Carvalho de Miranda; José Armando de Figueiredo Campos; Raul Calfat and Wang Wei Chang.

Presiding:                          José Luciano Duarte Penido – Chairman.
Claudia Elisete Rockenbach Leal – Secretary.

Agenda: (i) Assign the resignation of Mr. Sérgio Duarte Pinheiro and Mr. José Luiz Braga, from the duty of the Board of Directors’ alternate members; (ii) Nominate a new Board of Directors’ alternate member; (iii) Authorize the execution of an advance facility agreement against opening of revolving credit; (iv) In accordance with article 17 of the Company’s By-laws authorize the execution of legal transactions; (v) In accordance with article 17 of the Company’s By-laws, authorize the sale of a Company’s real estate property.

Resolutions:  After discussion and analysis of the matters included on the agenda, the following resolutions were passed without reservations and/or qualifications, by the unanimous vote of the Directors:

(i) Assign the resignation submitted on September 1st, 2011 by Mr. Sérgio Duarte Pinheiro, Brazilian Citizen, married, engineer,  bearer of ID card R.G. no. 14.122.965-2, and with the Individual Taxpayer’s Registry (“CPF/MF”) under no. 108.435.178-16, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Rua Amauri, No. 255, 13th floor, CEP 01448-000, from the duty of alternate member of Mr. João Carvalho de Miranda, to which he was elected under the terms set forth in the Minutes of the Ordinary General Meeting, held on April 28, 2011 and registered with the Trade Board of the State of São Paulo on May 9, 2011, under no. 177.459/11-6.

Assign the resignation submitted on September 20th, 2011 by Mr. José Luiz Braga, Brazilian Citizen, married, lawyer,  registered with the OAB/SP under no. 26.180,  and with the Individual Taxpayer’s Registry (“CPF/MF”) under no.  198.494.437-15, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Rua Joaquim Floriano, no. 100, 16th  floor, CEP 04534-000, from the duty of alternate member of Mr. Alexandre Silva D’Ambrósio, to which he was elected under the terms set forth in the Minutes of the Ordinary General Meeting, held on April 28, 2011 and registered with the Trade Board of the State of São Paulo on May 9, 2011, under no. 177.459/11-6.

(ii) Nominate Mr. Mario Antônio Bertoncini, Brazilian Citizen, married, businessman, bearer of ID card R.G. no. 14.065.058-1 of the SSP/SP, registered with the Individual Taxpayer’s Registry (“CPF/MF”) under no. 085.771.768-5, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Rua Amauri, No. 255, 13th floor to integrate the company's Board of Directors’, as alternate member of Mr. Alexandre Silva D’Ambrósio. The elected substitute shall complete the mandate of the former member. This decision is taken "ad referendum" of the General Meeting.

The duty of Mr. João Carvalho de Miranda’s alternate member, previously occupied by Mr. Sérgio Duarte Pinheiro, may remain vacant up to the next General Meeting.

(iii) Authorize the execution of the advance facility agreement against opening revolving credit with Banco Nacional de Desenvolvimento Econômico Social – BNDES, in accordance with the terms and conditions of decision No 848/2011 of BNDES in September 6th, 2011, as attached.

(iv) Authorize the execution of the contract between the company and STX PAN OCEAN CO Ltd., involving a total amount exceeding R$ 120,000,000.00 (one hundred and twenty million reais), to effect the ocean transportation of pulp during the transition period - between the output current of the shippers and the full entry of the new carrier – from January 1st, 2012 (“Gap Tonnage COA A”).

Authorize the guarantee by the Company in favor of GEARBULK AG (receiving part) in the contract of affreightment for the oceanic transportation of FIBRIA’s pulp, has been signed on behalf GEARBULK AG and STX PAN OCEAN CO Ltd. (guaranteed) from January 1st, 2012 (“Gap Tonnage COA B”), as a result of the decision above.

Authorize the execution of contracts with Petrobras Distribuidora S.A. (“BR”) for the supply of fuel and oil diesel, respectively, on the total amounts of R$ 356,888,088.00 (three hundred fifty-six million, eight hundred eighty-eight thousand and eighty-eight reais) and R$ 422,690,355.00 (four hundred twenty-two million, six hundred ninety thousand, three hundred and fifty-five reais), during the period of 5 (five) years from December, 2010. Therefore, the Board of Directors ratifies the agreement established since December, 2010, object of these contracts to be executed between the company and BR.

(v) Approve the sale of rural property, as well all the movable assets and livestock existing therein, called “Fazenda Paraíso”, located in the City of  Aceguá, State of Rio Grande do Sul, with 2.636 (two thousand, six hundred and thirty six) acres of extension, distributed in 19 (nineteen) enrollment, which are 27.529, 31.046, 31.850, 35.471, 35.474, 37.686, 38.855, 47.608, 50.506, 50.507, 51.451, 51.453, 51.454, 51.455, 51.456, 51.457, 53,050 e 26.735, all of the “Serviço de Registro de Imóveis da Comarca de Bagé/RS” to purchaser Roso Participações Ltda., limited liability company, with head office and domicile in Brazil, in the City of Marau, State of Rio Grande do Sul, at Avenida Julio Borella, no. 145, CEP 99150-000, registered in CNPJ/MF under no.  07.182.823/0001-24, at the total amount of R$ 21,000,000 .00 (twenty-one million reais).

Closing:  There being nothing more to address, the meeting was closed and these minutes were transcribed, read, found to be accurate, approved and signed by all present.  Attendance: José Luciano Duarte Penido – Chairman of the Board of Directors and Chair of the Meeting; Alexandre Gonçalves Silva; Alexandre Silva D’Ambrósio; Armando Mariante Carvalho Junior; Eduardo Rath Fingerl; João Carvalho de Miranda; José Armando de Figueiredo Campos; Raul Calfat; Wang Wei Chang; and Claudia Elisete Rockenbach Leal – Secretary.

São Paulo, October 3rd, 2011.

True to the original.
Extracted from the document itself.

José Luciano Duarte Penido
Chairman

Claudia Elisete Rockenbach Leal
Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fibria Celulose S.A.

Date: October 11, 2011	By:	/s/ Joao Elek
	Name:	Joao Elek
	Title:	CFO and IRO